Exhibit 99.1

Pacific Drilling Announces Third Quarter 2012 Results

LUXEMBOURG (November 7, 2012) — Pacific Drilling S.A. (NYSE: PACD) today announced revenues of $172.0 million and a net loss of $2.0 million or $0.01 per diluted share for the three months ended September 30, 2012. In the comparable prior year period, the company had revenues of $17.0 million and a net loss of $11.0 million or $0.05 per diluted share.

CEO Chris Beckett commented, “The ultra-deepwater market continues to provide strong fundamentals with recent awards firmly in the high $500,000 to $600,000 per day range and demand exceeding the limited supply well into 2014 and possibly beyond. With this backdrop, the third quarter of 2012 reflected continued strong revenue efficiency for the Pacific Scirocco, Pacific Bora and Pacific Mistral, which have all completed the shakedown period. These three rigs averaged 97.2% efficiency during the third quarter. The Pacific Santa Ana, still in its shakedown phase, has experienced several issues with its blowout preventer that have resulted in a lower than anticipated efficiency level.

Our focus on achieving optimal operating efficiency means that our operational expenses did not meet our expectations, but instead increased as a result of costs associated with equipment, maintenance and repair events and personnel, particularly for the Santa Ana and the Mistral. We will continue to focus our efforts on bringing our operational expenses in line with our post shakedown expectations.”

Mr. Beckett added, “We have signed a letter of intent with a major oil company for the Pacific Khamsin and will provide more details once a final drilling contract is signed. Our operational track record has enhanced our active client discussions regarding future contracts, and when combined with ongoing market strength for ultra-deepwater drillships, contributes to our continued optimism regarding contract opportunities for the Pacific Meltem.”

Third Quarter 2012 Operational Commentary

Contract drilling revenue for the third quarter of 2012 was $172.0 million including recognition of $26.0 million of deferred revenue for mobilization, contract preparation and asset upgrades. During the three months ended September 30, 2012, our operating fleet of four drillships achieved an average revenue efficiency of 83.1%(a), in line with the guidance provided at the end of the second quarter. Our three drillships that have operated the longest exceeded our expectations for revenue efficiency for the third quarter 2012. Pacific Bora, Pacific Scirocco and Pacific Mistral achieved average revenue efficiency for the quarter ended September 30, 2012, of 97.8%, 99.5% and 94.1% respectively. As communicated last quarter, Pacific Santa Ana experienced problems with its blowout preventer (BOP), which were primarily responsible for the Santa Ana’s average revenue efficiency of 42.1% during the third quarter.

Contract drilling expenses for the third quarter of 2012 were $96.2 million, including $18.8 million in amortization of deferred mobilization costs and $6.6 million in shore-based and other support costs. The sequential increase in daily contract drilling expenses to an average of $192,500 was primarily driven by equipment and maintenance costs for Pacific Santa Ana and Pacific Mistral and personnel costs related to Pacific Bora and Pacific Scirocco.

EBITDA(b) for the third quarter of 2012 was $65.3 million, compared to $63.3 million during the second quarter of 2012.

Third Quarter 2012 Financial Commentary

Our cash balances on September 30, 2012, stood at $457 million, including $303 million of restricted cash related primarily to our project financing facility and collateral for our bonds and lines of credit.

We invested $114 million in the construction of the fleet during the third quarter. At the end of the quarter, we estimated the remaining capital expenditures to complete construction of our committed drillships at approximately $1.5 billion.

We anticipate funding the remaining costs of our three newbuilds with a combination of a $1 billion credit facility and senior secured bonds. The choice and timing for the specific elements of the financing plan will be determined by financial market conditions. We intend to take advantage of attractive opportunities in the bond market as available.

Updates to Fourth Quarter 2012 Guidance and Investor Toolkit

From a review of our third quarter operating expenses, we have identified approximately $5 million of costs predominantly related to rig shakedown and acceptance that we do not expect to be ongoing. Accordingly, we now expect direct rig operating costs per day per rig will range between $175,000 and $185,000 during the fourth quarter 2012 as a result of the above mentioned cost increases which will continue at least in part during the quarter. We reiterate other guidance provided with our second quarter 2012 results.

Due to the newbuild status of our fleet, deferred revenues and cost amortizations, as well as our depreciation profile, are significant to our financial results. Therefore, updated schedules of expected amortization of deferred revenue, amortization of deferred mobilization expenses, depreciation and interest expense for the existing credit facilities and senior bonds as well as capital expenditures are included in the “Investor Toolkit” subsection of the “Investor Relations” section of our website, www.pacificdrilling.com. Please note the guidance provided above is based on current expectations and certain management assumptions, and is subject to change.

Footnotes

(a)	Revenue efficiency is defined as actual contractual dayrate revenue (excludes mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of contractual dayrate revenue that could have been earned during such period.
(b)	EBITDA is a non-GAAP measure. Please refer to the reconciliation to net income included later in this press release.

Conference Call

Pacific Drilling will conduct a conference call at 9:00 a.m. U.S. Central Standard Time on Thursday, November 8, 2012, to discuss third quarter 2012 results. To participate, dial +1 719-325-2307 or 1-888-296-4206 and refer to confirmation code 8466610 approximately five to ten minutes prior to the scheduled start time of the call. The call will also be broadcast live over the Internet in a listen-only mode and can be accessed by a link posted in the “Events & Presentations” subsection of the “Investor Relations” section of our website, www.pacificdrilling.com.

An audio replay of the conference call will be available after 12:00 p.m. U.S. Central Standard Time on Thursday, November 8, 2012, by dialing +1 719-457-0820 or 1-888-203-1112 and using access code 8466610. A replay of the call will also be available on the company’s website.

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is a fast growing company that is committed to becoming the industry’s preferred ultra-deepwater drilling contractor. Pacific Drilling’s fleet of seven ultra-deepwater drillships will represent one of the youngest and most technologically advanced fleets in the world. The company currently operates four recently delivered drillships under customer contract and has three drillships under construction at Samsung, one of which is under customer contract. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

Forward-Looking Statements

Certain statements and information in this press release concerning results for the fiscal period ended September 30, 2012, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include words or phrases such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar words, which are generally not historical in nature, and specifically include statements involving future operational performance; estimated duration of client contracts; contract dayrate amounts; future contract opportunities; future contract commencement dates and locations; backlog; timing and delivery of newbuilds; capital expenditures; growth opportunities; market outlook; revenue efficiency; cost adjustments; estimated rig availability; customers; new rig commitments; the expected period of time and number of rigs that will be in a shipyard for repairs, maintenance, enhancement or construction; direct rig operating costs; expected amortization of deferred revenue; expected amortization of deferred mobilization expenses; and expected depreciation and interest expense for the existing credit facilities and senior bonds. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate. All comments concerning our expectations for future revenues and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions. Our forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to governmental regulatory, legislative and permitting requirements affecting drilling operations; changes in worldwide rig supply and demand, competition and technology; future levels of offshore drilling activity; downtime and other risks associated with offshore rig operations, relocations, severe weather or hurricanes; possible cancellation or suspension of drilling contracts as a result of mechanical difficulties, performance or other reasons; risks inherent to shipyard rig construction, repair, maintenance or enhancement; actual contract commencement dates; environmental or other liabilities, risks or losses; our ability to attract and retain skilled personnel on commercially reasonable terms; governmental action, civil unrest and political and economic uncertainties; terrorism, piracy and military action; and the outcome of litigation, legal proceedings, investigations or other claims or contract disputes.

For additional information regarding known material factors that could cause our actual results to differ from our projected results, please see our filings with the SEC, including our Annual Report on Form 20-F and Current Reports on Form 6-K.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Contact:	Amy Roddy
Pacific Drilling Services, Inc.
+1 832 255 0502
Investor@pacificdrilling.com

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(in thousands, except par value and share amounts)

	September 30, 2012	December 31, 2011
	(unaudited)
Assets:
Cash and cash equivalents	$153,512	$107,278
Restricted cash	100,675	168,681
Accounts receivable	134,706	62,578
Materials and supplies	48,673	42,986
Deferred financing costs	15,815	15,124
Current portion of deferred mobilization costs	46,489	54,523
Prepaid expenses and other current assets	23,759	10,376

Total current assets	523,629	461,546

Property and equipment, net	3,680,234	3,436,010
Restricted cash	202,403	208,287
Deferred financing costs	25,562	32,386
Other assets	62,183	46,060

Total assets	$4,494,011	$4,184,289

Liabilities and shareholders’ equity:
Accounts payable	$26,460	$26,845
Accrued expenses	43,073	39,095
Current portion of long-term debt	218,750	218,750
Accrued interest payable	17,051	12,099
Derivative liabilities, current	22,058	20,466
Current portion of deferred revenue	74,465	28,829

Total current liabilities	401,857	346,084

Long-term debt, net of current maturities	1,646,875	1,456,250
Deferred revenue	110,515	73,110
Other long-term liabilities	50,325	34,772

Total long-term liabilities	1,807,715	1,564,132

Commitments and contingencies
Shareholders’ equity:
Common shares, $0.01 par value, 5,000,000,000 shares authorized, 224,100,000 shares issued and 216,902,000 and 216,900,000 shares outstanding as of September 30, 2012 and December 31, 2011, respectively	2,169	2,169
Additional paid-in capital	2,348,106	2,344,226
Accumulated other comprehensive loss	(71,322)	(60,284)
Retained earnings (accumulated deficit)	5,486	(12,038)

Total shareholders’ equity	2,284,439	2,274,073

Total liabilities and shareholders’ equity	$4,494,011	$4,184,289

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(in thousands, except share and per share information) (unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011 (a)
Revenues
Contract drilling	$171,986	$17,030	$446,160	$17,030
Costs and expenses
Contract drilling	(96,190)	(9,690)	(244,564)	(9,690)
General and administrative expenses	(10,506)	(13,131)	(33,750)	(36,943)
Depreciation expense	(36,129)	(3,240)	(91,235)	(3,556)

	(142,825)	(26,061)	(369,549)	(50,189)
Loss of hire insurance recovery	—	—	23,671	—

Operating income (loss)	29,161	(9,031)	100,282	(33,159)
Other income (expense)
Equity in earnings of Joint Venture	—	—	—	18,955
Interest income from Joint Venture	—	—	—	495
Interest expense	(26,992)	(2,603)	(71,938)	(2,908)
Other income	35	1,271	3,859	2,433

Income (loss) before income taxes	2,204	(10,363)	32,203	(14,184)
Income tax expense	(4,180)	(681)	(14,679)	(273)

Net income (loss)	$(1,976)	$(11,044)	$17,524	$(14,457)

Earnings (loss) per common share, basic	$(0.01)	$(0.05)	$0.08	$(0.08)

Weighted average number of common shares, basic	216,902,000	210,000,000	216,900,665	189,340,660

Earnings (loss) per common share, diluted	$(0.01)	$(0.05)	$0.08	$(0.08)

Weighted average number of common shares, diluted	216,902,000	210,000,000	216,902,566	189,340,660

(a)	See accompanying schedule: Supplementary Data – Reconciliation of Net Loss to Pro Forma Net Loss.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(in thousands) (unaudited)

	Nine Months Ended September 30,
	2012	2011
Cash flow from operating activities:
Net income (loss)	$17,524	$(14,457)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Interest income from Joint Venture	—	(495)
Depreciation expense	91,235	3,556
Equity in earnings of Joint Venture	—	(18,955)
Amortization of deferred revenue	(69,219)	(2,210)
Amortization of deferred mobilization costs	52,033	1,165
Amortization of deferred financing costs	10,236	270
Deferred income taxes	2,451	(2,740)
Share-based compensation expense	3,880	3,533
Changes in operating assets and liabilities:
Accounts receivable	(72,128)	(26,963)
Materials and supplies	(5,687)	(27,598)
Prepaid expenses and other assets	(77,956)	(72,179)
Accounts payable and accrued expenses	28,221	28,336
Deferred revenue	152,260	80,093

Net cash provided by (used in) operating activities	132,850	(48,644)

Cash flow from investing activities:
Capital expenditures	(344,128)	(1,113,733)
Decrease (increase) in restricted cash	73,890	(122,428)

Net cash used in investing activities	(270,238)	(1,236,161)

Cash flow from financing activities:
Proceeds from issuance of common shares, net	—	575,485
Proceeds from long-term debt	300,000	681,000
Payments on long-term debt	(109,375)	(25,000)
Deferred financing costs	(7,003)	(6,803)
Proceeds from related-party loan	—	142,205

Net cash provided by financing activities	183,622	1,366,887

Increase in cash and cash equivalents	46,234	82,082
Cash and cash equivalents, beginning of period	107,278	40,307

Cash and cash equivalents, end of period	$153,512	$122,389

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Supplementary Data – Average Revenue Efficiency

(unaudited)

	Three Months Ended					Six Months Ended
	September 30, 2012	June 30, 2012		March 31, 2012		December 31, 2011
Pacific Bora	97.8%	87.2%		93.6%		93.2	%(a)
Pacific Mistral	94.1%	76.1%		63.7	%(b)	—
Pacific Santa Ana	42.1%	84.1	%(c)	—		—
Pacific Scirocco	99.5%	93.1%		97.7%		—

(a)	For the operating period of August 26, 2011, to December 31, 2011.
(b)	For the operating period of February 6, 2012, to March 31, 2012.
(c)	For the operating period of May 4, 2012, to June 30, 2012.

EBITDA Reconciliation

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income, operating income, cash flow from operations or any other measure of financial performance presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is used by the Company to measure its operations. We believe that EBITDA presents useful information to investors regarding the company’s operating performance.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Supplementary Data – Reconciliation of Net Income (Loss) to EBITDA

(in thousands) (unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Net income (loss)	$(1,976)	$(11,044)	$17,524	$(14,457)
Add:
Interest expense, net	26,992	2,603	71,938	2,413
Depreciation expense	36,129	3,240	91,235	3,556
Income taxes	4,180	681	14,679	273

EBITDA	65,325	(4,520)	195,376	(8,215)

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Supplementary Data – Reconciliation of Net Loss to Pro Forma Net Loss

(in thousands, except per share information) (unaudited)

Nine Months Ended September 30, 2011
Net loss	$(14,457)
Pro forma adjustments:
Equity in earnings of Joint Venture (a)	(18,955)
Interest income from Joint Venture (b)	(495)
Interest expense (c)	305

Pro forma net loss	$(33,602)

Loss per common share, basic and diluted	$(0.08)
Pro forma adjustments per share:
Equity in earnings of Joint Venture (a)	(0.10)
Interest income from Joint Venture (b)	(0.00)
Interest expense (c)	0.00

Pro forma loss per common share, basic and diluted	$(0.18)

(a)	Reflects the pro forma elimination of our equity method share of earnings from Joint Venture.
(b)	Reflects the pro forma elimination of interest income on notes receivable from Joint Venture.
(c)	Reflects the pro forma elimination of interest expense incurred on a letter of credit agreement with Transocean directly related to the Joint Venture.